CONFIDENTIAL

April 19, 2012

Filed on EDGAR2

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Intermountain Community Bancorp

Registration Statement on Form S-1

Filed March 13, 2012

File No. 333-180072

Dear Mr. Clampitt:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain” or “Company”) response to the comments, questions and requests raised in the comment letter of April 2, 2012. We have provided the requested information and proposed disclosures specified in your letter. For ease of reference, we have repeated your questions with our responses.

General

1.	Comment: We note that you have filed a preliminary proxy statement on Schedule 14A seeking, among other things, shareholder approval to amend your articles to authorize non-voting common stock. You may not register such shares until they have been authorized pursuant to a shareholder vote. In addition, you also may not register the warrants to purchase the non-voting common stock until the non-voting common stock has been authorized since they cannot be converted until such shares have been approved. Revise to remove from the Prospectus or confirm to us you will not request effectiveness until such approval has been received.

Response: In response to the Staff’s Comments, we hereby confirm that we will not request effectiveness of this Registration Statement until we receive approval to amend our articles to authorize Non-Voting Common Stock, which we believe we will obtain at the upcoming Annual Meeting. In anticipation of this approval, and consistent with other recent precedent, we have amended the Prospectus with the assumption of such approval and have (i) added the following “Explanatory Note” to the cover page of the Prospectus and (ii) removed references to the registration or resale of the Series B Preferred Stock in the tables and throughout the Prospectus:

EXPLANATORY NOTE

This Prospectus is being filed in advance of the Annual Meeting of our shareholders as required by the terms of agreements entered into by the Company and certain holders of its securities as part of the 2012 Capital Raise (as defined herein).

The Company expects that the proposal described below to be acted upon by shareholders will be approved prior to the date on which the Securities and Exchange Commission declares effective (the “Effectiveness Date”) the Registration Statement of which this Prospectus is a part.

Accordingly, this Prospectus reflects the assumption that Proposal 2 (a proposal to approve an amendment to our Amended Articles of Incorporation (the “Articles”) to authorize up to 100,000,000 shares of Non-Voting Common Stock) is approved and such articles of amendment are filed and effective prior to the Effectiveness Date.

No shares of Series B Preferred Stock will be resold under this Prospectus assuming that Proposal 2 is approved and there is automatic conversion of the Series B Preferred Stock into shares of Non-Voting Common Stock.

Given our contractual timeline with the Investors to go effective on the Resale Registration Statement on or before May 22, 2012, we will, immediately upon receiving approval of the amendment to the articles at the Annual Meeting, file such amended articles with the Office of the Secretary of State of Idaho.

Furthermore, consistent with our recent conversation with you, we will incorporate the following language into the Final Prospectus to reflect the approval of the Non-Voting Common Stock at the Company’s Annual Meeting and the filing of the Company’s amended articles.

On May 17, 2012, the Company held its Annual Meeting at which its shareholders approved each of the proposals detailed in the Company’s Definitive Proxy Statement on Schedule 14A, which was filed with the Securities and Exchange Commission on April 19, 2012. At the Annual Meeting, shareholders approved, among other proposals, the amendment of the Company’s Articles to authorize up to 100,000,000 shares of Non-Voting Common Stock. We filed the amendment to the Articles on May [18], 2012. This amendment permitted (i) the conversion of the Series B Preferred Stock issued in the 2012 Capital Raise into shares of Non-Voting Common Stock, (ii) the exercise of warrants issued to certain Investors for such Non-Voting Common Stock and (iii) the purchase of Non-Voting Common Stock in a private placement (or the conversion of any Series B Preferred Stock already purchased in such private placement) by the Backstop Investors pursuant to their commitments in the rights offering conducted by the Company.

We further note that given the anticipated timing of the effectiveness of the Resale Registration Statement, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 will have already been filed with the Securities and Exchange Commission. We intend to incorporate by reference this Quarterly Report into the Final Prospectus.

2.	Comment: If you confirm pursuant to comment 1 above, your Series B Preferred Stock will have already automatically converted into shares of non-voting common stock, and therefore registration of such shares will be unnecessary and should be removed from the Prospectus.

Response: We confirm that our Series B Preferred Stock will automatically convert into shares of Non-Voting Common Stock after shareholder approval of the Non-Voting Common Stock, and therefore registration of such shares will be unnecessary. In response to the Staff’s comments, the registration of any Series B Preferred Stock has been removed from the Prospectus. Please also see our response to Comment 1 above.

3.	Comment: We note that you are registering shares of common stock underlying the non-voting common stock. Please provide more information as to the conversion of the common stock into non-voting common, and please tell us why you are registering it here.

Response & Proposed Disclosure: In response to the Staff’s comments, although holders of voting Common Stock may convert their shares into Non-Voting Common Stock, we do not expect that any Selling Securityholder will convert shares of voting Common Stock into shares of Non-Voting Common Stock. However, shares of Non-Voting Common Stock will convert to voting Common Stock only upon certain transfers made in accordance with and as permitted by guidance and policies established by the Board of Governors of the Federal Reserve System. More specifically, such conversion would have to be simultaneous with or following (i) a transfer that is part of a widely distributed public offering of Common Stock, (ii) a transfer that is part of a private placement of Common Stock in which no one party acquires the rights to purchase in excess of 2% of the Common Stock then outstanding, (iii) a transfer of Common Stock to an underwriter for the purpose of conducting a widely distributed public offering, (iv) following a widely distributed public offering, a transfer of Common Stock not requiring registration under the Securities Act of 1933, as amended, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the voting Common Stock then outstanding, or (v) a transfer to a person that would control more than 50% of the “voting securities” of the Company as defined by the Board of Governors of the Federal Reserve System

without giving effect to such transfer (collectively, the “Conversion Conditions”). If the Company ceases to be a bank holding company or ceases to control any depository institution it had acquired, then the Conversion Conditions will lapse and any holder of Non-Voting Common Stock may convert such shares of Non-Voting Common Stock into Common Stock without limitation as described herein.

4.	Comment: Please revise your cover page and prospectus to ensure that your disclosure is as thorough as it is in your preliminary proxy statement. Additionally, please revise to incorporate any of our comments on the proxy statement to the extent applicable.

Response & Proposed Disclosure: In response to the Staff’s comments, we have carefully considered the disclosure in our preliminary proxy statement, as well as the Staff’s comments to the proxy statement, and have added or amended disclosure in the Prospectus to the extent applicable, including the following disclosure on the background of the 2012 Capital Raise, which has been included on page 1 of the Prospectus under “Recent Developments”.

Investment Transactions

The Original Securities Purchase Agreements

As described in our Current Report on Form 8-K filed with the SEC on April 7, 2011, on April 6, 2011 we entered into securities purchase agreements (the “Original Purchase Agreements”) with Castle Creek Capital Partners IV, L.P. (“Castle Creek”), affiliates of Stadium Capital Management, LLC (“Stadium” and, collectively with Castle Creek, the “Lead Investors”), and 14 other investors (collectively with the Lead Investors, the “Original Investors”), pursuant to which the Original Investors agreed to invest in private placements an aggregate of $70 million in us for 70 million newly issued shares of Common Stock at a purchase price of $1.00 per share and, with respect to Castle Creek, a three-year warrant to purchase an additional 1,000,000 shares of Common Stock at $1.25 per share. We negotiated the Original Purchase Agreements between the Original Investors and the Company with the assistance of Sandler O’Neill + Partners, L.P., the Company’s placement agent.

The closing of the transactions was subject to certain customary conditions including required bank regulatory approvals and confirmations. Under the Change in Bank Control Act (“CBCA”) and the regulations, guidelines and policies of the Board of Governors of the Federal Reserve, investors seeking to acquire 10% or more of the voting securities of a bank holding company must file notices with and receive non-objections from the Federal Reserve, and make certain publications. Since each of the Lead Investors agreed to purchase in excess of 10% of the Common Stock on a pro forma basis under their respective Original Purchase Agreements, under the CBCA each was required to file a CBCA notice with the Federal Reserve and make such publications. Certain other Original Investors were required to submit information to the Federal Reserve in connection with the Federal Reserve’s review of the Lead Investors’ respective CBCA notices, since those other investors planned to acquire 5% or more of our voting securities. In addition, the Company and the Lead Investors were required to make filings with and receive approvals from Idaho bank regulatory authorities and, with respect to proposed new members of the Company’s and the Bank’s respective boards of directors, the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”), respectively, and the State of Idaho. The Company and each appropriate Original Investor made all necessary notices and filings with applicable bank regulators;

however, the Federal Reserve did not complete its review of the CBCA notices by August 31, 2011. The Original Purchase Agreements provided that if the private placements did not close by August 31, 2011, each Original Investor could terminate its agreement in its discretion. On September 19, 2011, two of the Original Investors, who each would have purchased Common Stock representing approximately 9% of the Common Stock after giving effect to the private placements, separately notified us that they were terminating their respective Original Purchase Agreements. None of the Original Investors who terminated their respective Original Purchase Agreements was a Lead Investor.

It was also a condition to each Original Investor’s obligation to close the transactions that the full $70 million in capital be raised under the Original Purchase Agreements. As a result of the terminations of the two approximately 9% investors and the subsequent terminations of other smaller investors, although the Original Purchase Agreements with other Original Investors did not automatically terminate, the transactions had to be re-structured in order for a closing to occur, since $70 million in capital could no longer be raised.

The Amended Securities Purchase Agreements

We worked with Sandler O’Neill and each of the Lead Investors, the other remaining Original Investors and potential additional investors to restructure the planned capital raise. In light of adverse market conditions and the loss of certain investors from the original investor group, the Company and Sandler O’Neill were not able to replace all of the Original Investors who had terminated their agreements and thereby complete a full $70 million capital raise. We determined that the Company could satisfy the capital requirements of its regulators and its own internal capital needs as a result of improved Company conditions, with a smaller capital raise, so the Company and Sandler O’Neill focused on completing a smaller capital raise with the interested investors. To maximize the aggregate amount invested in the capital raise, each of the Lead Investors agreed to acquire up to 33.3% total equity in us by making a portion of their investments in non-voting stock, as permitted by the Federal Reserve policy statement on private equity investments in bank holding companies. Castle Creek and Stadium determined to acquire securities representing 9.9% and 14.9%, respectively, of the voting Common Stock, and the remainder of their 33.3% total equity investment in the form of Series B Preferred Stock which will automatically convert into Non-Voting Common Stock at a conversion price of $1.00 per share upon shareholder approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to authorize such Non-Voting Common Stock, and warrants for each of Castle Creek and Stadium exercisable for 850,000 shares of Non-Voting Common Stock at $1.00 per share (or, in the event the Warrants are exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price).

On January 19, 2012, the Federal Reserve and the applicable Idaho regulators took the steps necessary to allow the restructured capital raise to close. Effective as of January 20, 2012, we entered into securities purchase agreements with respect to the restructured capital raise (the “Purchase Agreements”). On January 23, 2012, the re-structured capital raise closed, resulting in aggregate gross proceeds to the Company of approximately $47.3 million and aggregate net proceeds of approximately $42.2 million after paying transaction costs and expenses. Of the approximately $5.1 million in expenses, we paid approximately $2.4 million as a placement agent fee to Sandler

O’Neill, approximately $1.8 million for Company and investor legal fees and expenses, approximately $84 thousand for the fees and expenses of BDO USA, the Company’s outside audit firm, approximately $661 thousand in investor due diligence costs and approximately $52 thousand in registration and printing costs. Graham & Dunn PC, the Company’s counsel, and BDO USA have each received fees from the Company during the last three years in their roles as outside counsel and auditors, respectively.

Cover Page

5.	Comment: Please revise to state a price for each of the securities offered other than the common stock. You may only sell securities “at the market” to the extent that there is an established market for such securities.

Response & Proposed Disclosure: In response to the Staff’s comments, we have removed the registration of the Series B Preferred Stock from the Registration Statement, as no shares of Series B Preferred Stock will be resold under the Prospectus. We have also added a price per share for the Non-Voting Common Stock, which is based on the $1.15 per share current market price of the Common Stock.

Selling Securityholders, page 41

6.	Comment: Please advise the staff whether each selling securityholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response: The Company has been advised that one of the Selling Securityholders (Ramat Securities, Ltd. (“Ramat”)) is a broker-dealer. Ramat is a FINRA Member firm. However, Ramat acquired its securities in the private placement as investments with no intent for redistribution. Two of the Selling Securityholders (John Hancock Bank & Thrift Opportunities Fund (“John Hancock”) and Castle Creek) are affiliates of a broker-dealer. Both John Hancock and Castle Creek (i) acquired the securities as investments with no intent for redistribution; (ii) purchased the securities in the ordinary course of business; and (iii) at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

7.	Comment: For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response & Proposed Disclosure: We respectfully submit that we do not believe the Selling Securityholders are underwriters based on their representations in the Purchase Agreements. The Company’s understanding is that the Selling Securityholders are comprised of private investment funds and individual investors. The Company has been advised that only one of the Selling Securityholders (Ramat) is a broker-dealer, two of the Selling Securityholders (John Hancock and Castle Creek) are affiliates of a broker-dealer, and that each of the Selling Securityholders acquired the securities in the private placement for investment purposes, with no intent to redistribute. Furthermore, none of the Selling Securityholders is acting on behalf of the Company with respect to the securities being registered for resale under the Registration Statement. Pursuant to the Purchase Agreements, the

Company may not name a Selling Securityholder as an “underwriter” in any Registration Statement without such Selling Securityholder’s prior written consent. The Company has no contractual, legal or other relationship with the Selling Securityholders that would control the timing, nature and amount of resales of such securities following the effectiveness of the Registration Statement or whether such securities are even resold at all under the Registration Statement. The registration rights granted to the Selling Securityholders in the Purchase Agreements are traditional registration rights and are not indicative of any desire of the Selling Securityholders to sell or distribute the securities on behalf of the Company, or at all. In addition, the Company will not receive any of the proceeds from any resale of the securities by the Selling Securityholders under the Registration Statement.

8.	Comment: If any of the selling securityholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response and Proposed Disclosure: The Company has been advised that John Hancock and Castle Creek are affiliates of broker-dealers and that both (i) purchased the securities in the ordinary course of business; and (ii) at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

9.	Comment: Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response & Proposed Disclosure: With respect to the two Selling Securityholders who have been identified as affiliates of broker-dealers, John Hancock and Castle Creek, both have met the conditions stated in the Staff’s comment 8 above. Please also see our response to comment 7.

10.	Comment: With respect to each selling securityholder that is not a natural person, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

Response & Proposed Disclosure: In response to the Staff’s Comments, please see the names of such natural persons in the chart below:

Investor	Natural Person(s) who Exercise Sole or Shared Voting and/or Dispositive Powers over the Securities
Castle Creek Capital Partners IV, LP	John Eggemeyer William Ruh
Covenant Financial Services, LLC (and certain affiliates)	Steve Shafer
FJ Capital Long/Short Equity Fund LLC	Andrew Jose
LeRoy A. Bruton, Revocable Trust	Leroy A. Bruton
John Hancock Bank & Thrift Opportunities Fund	Lisa Welch Susan Curry
Ramat Securities, Ltd.	David Zlatin
Stadium Capital Partners, L.P.	Alexander M. Seaver Bradley R. Kent
Stadium Capital Qualified Partners, L.P.	Alexander M. Seaver Bradley R. Kent
Ulysses Offshore Fund, Ltd.	Joshua Nash
Ulysses Partners, LP	Joshua Nash
James Fenton Co., Inc. (JRF, LLC)	Susan Kubiak Julie Meyer
Ford Elsaessar IRA	Ford Elsaessar

11.	Comment: Please revise the table on page 43 to show the amounts of shares that each of the selling securityholders acquired in the private placement and the shares that were outstanding prior to the closing of the private placement. Please also add subtotals to each of the columns to reconcile the disclosure on the cover page of your Prospectus.

Response: In response to the Staff’s comments, we have revised the table on page 43 (which now appears on page 38) to (i) show the amounts of shares that each of the selling securityholders acquired in the private placement and the shares that were outstanding prior to the closing of the private placement on an as-converted basis and (ii) show the subtotals for each column.

In addition to the responses noted above, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your inquiries and comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact our counsel Stephen M. Klein of Graham and Dunn P.C. at 206-340-9648 or me at 509-363-2635.

Sincerely,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

Intermountain Community Bancorp